

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

<u>Via E-mail</u>
Mr. Philip P. Conti
Chief Financial Officer
EQT Corporation
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222

  Re: EQT Corporation
     Form 10-K for Fiscal Year Ended
     December 31, 2013
     Filed on February 20, 2014
     File No. 001-03551

Dear Mr. Conti:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Brad Skinner

           Brad Skinner
           Senior Assistant Chief Accountant

cc: Theresa Bone